Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q2 2026

Singapore, 28 August 2026

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q2 2026:

The Board has approved a dividend of US$0.95 per share on 27 August 2026. For shares registered with Euronext VPS, dividend per share is NOK8.8914.

Record date: 8 September 2026

Shares registered with Euronext VPS - Oslo Stock Exchange

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Last trading day including the right to receive this dividend: 4 September 2026

Ex-date: 7 September 2026

Dividend payment date: On or about 16 September 2026

Shares registered with Depository Trust Company – New York Stock Exchange

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Last trading day including the right to receive this dividend: 4 September 2026

Ex-date: 8 September 2026

Dividend payment date: On or about 16 September 2026

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.